

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Mark A. Pytosh
Chief Executive Officer
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

      Re: CVR Partners, LP
           Registration Statement on Form S-3
           Filed August 8, 2022
           File No. 333-266618

Dear Mr. Pytosh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences

cc: Eileen Boyce, Esq.